FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number: 333-13580

Telefonos de Mexico, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Via 190 Colonia Cuauhtemoc Mexico City 06599, Mexico, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX AND RELATED ENTITIES FINALIZE SALE
OF THEIR EQUITY INTEREST IN MCI TO VERIZON

MEXICO CITY, Mexico, May 17, 2005 -- Telefonos de Mexico, S.A. de C.V. (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) today announced that a subsidiary of TELMEX and other related entities sold all of the shares of MCI, Inc. that they owned to a subsidiary of Verizon Communications Inc. for an aggregate cash consideration of approximately US$1.1 billion.

In addition, these selling shareholders also have the right to receive from Verizon an additional cash payment to the extent the trading value of Verizon's common stock is greater than US$35.52 during a measurement period ending immediately prior to April 9, 2006.

CONTACT: Ruy Echavarria Ayuso (5255) 5703-3990, Telefonos de Mexico, S.A. de C.V.

TELMEX is a corporation made up of Telefonos de Mexico, S.A. de C.V., its subsidiaries and affiliates that provides telecommunications services throughout the country. In addition to other services, this includes operation of the nation's most complete local, domestic and international long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, colocation, web hosting, production and distribution of telephone directories and interconnection services to other telecommunications operators. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2005.	TELEFONOS DE MEXICO, S.A. DE C.V. By: __________________ Name: Adolfo Cerezo Perez Title: Chief Financial Officer

Press Release: TELMEX AND RELATED ENTITIES FINALIZE SALE OF THEIR EQUITY INTEREST IN MCI TO VERIZON. May 17, 2005.